Exhibit 12
COMMERCIAL METALS COMPANY AND SUBSIDIARIES CONSOLIDATED
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands, except ratios)

	2008	2007	2006	2005	2004
EARNINGS:*
EARNINGS BEFORE INCOME TAXES	$337,311	$536,056	$554,493	$443,033	$211,947
INTEREST EXPENSE	59,488	37,257	29,569	31,187	28,104
INTEREST IMPUTED ON RENT	21,217	12,082	8,293	6,258	5,330
AMORTIZATION OF CAPITALIZED INTEREST	728	655	1,224	1,224	1,301

TOTAL EARNINGS	418,744	586,050	593,579	481,702	246,682
FIXED CHARGES:*
INTEREST EXPENSE	59,488	37,257	29,569	31,187	28,104
INTEREST CAPITALIZED	6,877	3,198	2,256	1,302	372
INTEREST IMPUTED ON RENT	21,217	12,082	8,293	6,258	5,330

TOTAL FIXED CHARGES	87,582	52,537	40,118	38,747	33,806
RATIO OF EARNINGS TO FIXED CHARGES	4.78	11.16	14.80	12.43	7.30

*	Earnings and fixed charges include a division classified as discontinued operations.